DIVISION OF
CORPORATION FINANCE

DC

02020228

NO ACT
P.E 12-19-2001
1-08339

February 13, 2002

Act 1934
Section 14A-8
Rule
Public Availability 2/13/2002

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

Eric J. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Re: Norfolk Southern Corporation
Incoming letter dated December 19, 2001

Dear Mr. Friedman:

This is in response to your letters dated December 19, 2001, January 30, 2002 and February 13, 2002 concerning the shareholder proposal submitted to Norfolk Southern by David L. Foster. We also have received letters from the proponent dated December 27, 2001, January 17, 2002 and February 8, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: David L. Foster
342 High Street
Salem, VA 24153

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

EXPRESS DIRECT DIAL
212-735-2204
DIRECT FAX
917-777-2204
EMAIL ADDRESS
EFRIEDMA@SKADDEN.COM

Securities Exchange Act of 1934,
Rules 14a-8(i)(3) and (8)

December 19, 2001

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Norfolk Southern Corporation - Omission of
Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam :

We are writing on behalf of our client, Norfolk Southern Corporation, a Virginia corporation (the "Company" or "Norfolk Southern"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by David Foster (the "Proponent") may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2002 annual meeting of shareholders (the "Proxy Materials").

Background

The Proponent has submitted his second proposal in as many years, both of which relate to his assertion that the Company's Board of Directors and senior management are "unqualified" and should be replaced by directors and officers the Proponent believes are "qualified." In neither instance has the Proponent stated with any specificity his standards of "qualified" directors or executive officers. The Proponent's prior proposal (the "2001 Proposal") was submitted to the Company for inclusion in the proxy materials (the "2001 Proxy Materials") which were to be distributed by the Company in connection with its 2001 annual meeting of shareholders. The text of the 2001 Proposal included the following resolution:

> "NOW THEREFORE BE IT RESOLVED that the Board of Directors take steps to remove the current top management and immediately commence a systematic search for qualified experts with the experience, knowledge, and creativity necessary to turn the company's performance around."

By letter dated February 1, 2001, the Staff concurred with the Company's view that the 2001 Proposal was properly excludable from the 2001 Proxy Materials pursuant to Rule 14a-8(i)(7). This year's Proposal, the text of which is set forth below, is a continuation of the Proponent's effort to misuse Rule 14a-8 to effect unspecified changes in the Company's Board of Directors and senior management.

For the reasons set forth below, we respectfully request that the Staff concur with the Company's view that the Proposal is properly excludable from the Proxy Materials.

The Proposal

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and (ii) the Proposal. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent. We have been advised by the Company as to the factual matters set forth herein.

The text of the resolution submitted this year by the Proponent is as follows:

> "BE IT RESOLVED: that the NS Board of Directors is urged to provide for shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry."

I. Bases for Excluding the Proposal

A. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) Because It Is Contrary to Rule 14a-9

1. The Proposal Is Vague, Indefinite and, thus, Misleading in Violation of Rule 14a-9

Pursuant to Rule 14a-9, the Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." Commonwealth Energy System (February 27, 1989). As a result, the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

In Commonwealth, the Staff concurred that a shareholder proposal requiring the company to notify shareholders so they could make trustee nominations and include such nominees in the company's proxy materials was excludable because:

> "The proposal and supporting statement are so vague and indefinite and, therefore, potentially misleading that neither shareholders voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what actions or measures would be entailed in the event the proposal were to be implemented."

A proposal may be excluded where the meaning and application of terms or the standards under the proposal "may be subject to differing interpretations." In Exxon Corporation (January 29, 1992), a shareholder proposal regarding board member criteria requesting that "no one be elected to the Board of Directors who has taken the [c]ompany into bankruptcy or one of the Chapter 7-11 or 13 after losing considerable amount of money," was found by the Staff to be properly excludable because "although the proposal appears directed at the subject of director qualifications, the proposal includes criteria toward that object which are vague and indefinite." This finding by the Staff resulted in the proposal's exclusion without an opportunity to amend it. The Staff reached this finding by noting Exxon's argument that the proposal's use of such terms as "the company" and "considerable amount of money,""makes the proposal misleading since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the [c]ompany's Board [of Directors] in implementing the proposal, if adopted, with the result that any action ultimately taken by the [c]ompany could be significantly different from the action envisioned by shareholders voting on the proposals."

Similarly, in Bank of New England Corporation (February 5, 1990), the Staff concurred in the omission of a proposal as vague and indefinite where the proposal sought to provide shareholders with notice for the purpose of allowing them to make "opposition director" nominations and including such nominees in the company's proxy materials. See also H.J. Heinz Company (May 25, 2001) (shareholder proposal requesting that the company implement a human rights standards program was excluded on the grounds that it was vague and indefinite); CBRL Group, Inc. (September 6, 2001) (shareholder proposal seeking to have the company include a full and complete disclosure in its annual report "of all expenses relating to corporate monies being used for personal benefit of officers and directors" was excluded as vague and indefinite); IDACORP, Inc. (September 10, 2001) (shareholder proposal seeking to amend the company's certificate of incorporation to provide a shareholder right of recall was excluded as vague and indefinite); Fuqua Industries, Incorporated (March 12, 1991) (shareholder proposal excluded because terms such as "any major shareholder" "would be subject to differing interpretations"); Wendy's International, Incorporated (February 6, 1990) (shareholder proposal seeking to eliminate previously adopted anti-takeover measures excluded because it is "so inherently vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty what actions the [c]ompany would take under the proposal"); and Hershey Foods Corporation (December 27, 1988) (shareholder proposal seeking to establish a policy restricting the company's advertising was excluded as vague and indefinite because "standards under the proposal may be subject to differing interpretations").

The Staff also has found that a proposal may be excluded where "neither the shareholders voting on the proposal, nor the Company implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal." See Fuqua Industries Incorporated (March 12, 1991). In A.H. Belo Corporation (January 29, 1998), a shareholder proposal was excluded because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved." A similar position was adopted by the Staff in Occidental Petroleum Corporation (February 11, 1991), where a proposal relating to the "buyback" of shares by the company was omitted because it was "unclear what action the Company would be required to take if the proposal were adopted." Thus, the Staff concurred with the company that the proposal could be "misleading because any actions ultimately taken by the [c]ompany upon implementation of [the] proposal could be significantly different from actions envisioned by shareholders voting on the proposal." See also Gannett Co., Inc. (February 24, 1998) (Staff concurred in exclusion of shareholder proposal because it was "unclear what action the Company would take if the proposal were adopted"); Corning Incorporated (February 18, 1997); Wendy's International, Incorporated (February 6, 1990); North Fork Bancorporation, Incorporated (March 25, 1992); and NYNEX Corporation (January 24, 1990).

As in the foregoing examples, the Proposal uses several terms which are subjective and highly ambiguous such as "solid background, experience, and records of demonstrated performance,""key managerial positions" and "transportation industry." Given that each of these terms is so open-ended and subject to vastly different interpretations, each is effectively rendered meaningless. In particular, the Proposal requests that nominees slated for election on the Company's Board of Directors must have "solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry," but the

Proposal contains no definition or guidelines as to what constitutes each such 'criteria' or as to how and by whom such a determination should be made. As a result, the Company's shareholders are being asked to approve a Proposal that provides absolutely no guidelines or standards as to what steps the Company may be expected to take.

If the Company were to attempt to implement the Proposal, it would be left with no guidance as to the necessary qualifications for Board nominees. Without such guidance, the Company could potentially implement the Proposal in contravention of the intentions of the shareholders who voted for it. Among the many uncertainties and ambiguities are the following:

- Does the Proposal relate to *all* of the candidates nominated by the Company's Board of Directors in "all future election of directors"? Or is it limited to a certain number of candidates, in which case is it *many*, a *majority, some, a few, or one*? Even if a certain numerical threshold is intended by the Proposal, is it necessary for each candidate to possess or meet all of the 'criteria' set forth in the Proposal or just a *few* or *one* in order for the nomination of a candidate to comply with the Proposal? Moreover, would the Proposal also apply to current directors who are nominated for future re-election, but do not meet the "transportation experience" criteria that the Proponent alleges is necessary?

- What constitutes "*solid* background and experience" and solid "records of *demonstrated* performance"? How is compliance with these standards to be measured and who is to measure them? Even if such standards could be established, what would the consequence be if application of the various "standards" led to inconsistent results (e.g., the candidate had *solid* background and experience, but did not have a "record of *demonstrated* performance")?

- Should a "nominee" be currently employed "within the transportation industry" at the time of his or her nomination? Would an individual who worked "*within* the transportation industry" and then was subsequently employed in a different industry, be eligible for nomination?

- What constitutes "key managerial positions"? What are the requisite responsibilities for a nominee to be considered as occupying a "key managerial position"? Must the candidate be the chief executive officer or the chief operating officer of a transportation company? Are there other positions in the "transportation industry" that would satisfy the requirements of the Proposal? Again, there are neither any standards nor any indication as to who should make the determinations.

- What constitutes the "transportation industry"? What types of companies are considered "transportation" companies? How broadly or narrowly should such industry be defined? Does the definition of this industry consist of, for instance, companies that create and/or operate transportation equipment, systems and services or does the definition encompass also those companies that provide technologies enhancing the movement of people, goods and services? Should the principal focus of the company in question be transportation or would it be sufficient for an ancillary aspect of the company's business to involve transportation?

If the Proposal were to be adopted, neither the Company, the Board of Directors nor the shareholders could determine what actions would be required in connection with its implementation. Because of the Proposal's vagueness and indefiniteness, the Company believes it may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

2. **The Proposal is Materially False and Misleading in Violation of Rule 14a-9**

The Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in Proxy Materials, and therefore may properly be omitted from the Proxy Materials under Rule 14a-8(i)(3). The Staff has consistently concurred that a company may properly exclude entire shareholder proposals and supporting statements where they contain false and misleading statements or omit material facts necessary to make such proposals and supporting statements not false and misleading. See The Swiss Helvetia Fund, Inc. (April 3, 2001); General Magic, Inc. (May 1, 2000); Aetna, Inc. (February 3, 1997); North Fork Bancorporation, Incorporated (March 25, 1992); and Wellman, Inc. (March 25, 1992).

The Staff also has on many occasions found that a company may properly exclude certain portions of shareholder proposals and supporting statements from its proxy materials where they contain false and misleading statements or omit material facts necessary to make statements made therein not false or misleading. See Peoples Energy Corporation (November 26, 2001); Phoenix Gold International, Inc. (November 21, 2001); Emerson Electric Co. (October 27, 2000); Comshare, Incorporated (August 23, 2000); National Fuel Gas Company (November 18, 1999); CCBT Bancorp, Inc. (April 20, 1999); Chock Full O'Nuts Corporation (October 14, 1998); Allegheny Energy, Inc. (March 5, 1998); The SBC Communications Inc. (February 10, 1998); and Baldwin Piano and Organ Company (February 20, 1998).

In light of the pervasive nature of the false and misleading statements included in the Proposal, consistent with the authorities cited above, the Company believes the entire Proposal may properly be excluded. The Company believes that the Proposal is materially false and misleading, including in the following respects:

1. In the third and fourth sentences of the second paragraph of the supporting statement, the Proponent asserts that "[t]he proffered nominees customarily represent various constituencies - shippers, industries, geographical areas, or other groups of interest to NS. While such individuals may be capable in their respective fields, they may well lack the expertise for effective governance and oversight of a major transportation enterprise." This statement is unsupported, false and misleading. It negates the significance of the diverse experience of proffered nominees and elected directors, including the current Board of Directors, impugns their integrity and levels accusations of breaches of fiduciary duty by alleging that they represent the interests of special constituencies and not the interests of shareholders, they lack necessary experience and expertise and are incapable of managing

the affairs of the Company. It is this very type of baseless allegation that is prohibited by Note (b) to Rule 14a-9.

2. In the first and second sentences of the third paragraph of the supporting statement, the Proponent states that "Norfolk Southern's management team has not served the shareholder interests well. It has burdened the company with debt [and] eroded shareholder equity..." This statement is unsupported, false and misleading in many respects, and the use of words such as "burdened" and "eroded" is clearly designed to make these assertions inflammatory.

For example, the allegation that the management of the Company has "eroded shareholder equity" is materially false and misleading, and yet another direct violation of Note (b) to Rule 14a-9. The Company has recently improved its operating ratio, which has historically been a strength of the Company and a contributing factor to the Company's strong financial performance and its enhancement of shareholder value. This is demonstrated by an increase in the Company's shareholder equity from December 31, 1998 to September 30, 2001 (the Company's most recent quarterly financial statement) and an increase of approximately 34% in the market price of the Company's stock (based on the Company's closing stock price on December 1, 2000 and December 3, 2001). In direct contrast to the assertions of the Proponent implying that the Company's management has failed to effectively oversee the Company's operations and to act in the best interests of the Company's shareholders, the Company has consistently executed growth strategies intended to capitalize on an ever-changing marketplace in order to increase shareholder value.

3. In the third sentence of the third paragraph of the supporting statement, the Proponent states "[t]hat this situation has been permitted by the Board to continue year after year shows that the Board condones and accepts an unrealistically low standard of performance and lacks an understanding of what could and should be achieved for Norfolk Southern's shareholders." This statement further maligns the Company's directors and falsely and misleadingly alleges that the Company's directors have not properly performed their fiduciary duties. These unfounded charges impugn the character and integrity of the Company's directors

without a factual foundation and are precisely the type of unsubstantiated allegations that Note (b) to Rule 14a-9 is intended to prevent.

4. In the second sentence of the fourth paragraph of the supporting statement, the Proponent asserts that the composition of the Company's Board of Directors is "skewed." By asserting such claim, the Proponent is essentially implying that the Company's Board lacks "qualified" directors. Such characterization is not only false and misleading, but is being asserted without any factual foundation whatsoever. Further, the use of a word such as "skewed" is clearly designed to make the assertion inflammatory, which is yet again contrary to Note (b) to Rule 14a-9.

5. In the second sentence of the fifth paragraph of the supporting statement, the Proponent asserts that "[a] second and corollary benefit of greater transportation industry experience and insight on the NS Board would be an improved understanding and ability to recognize mediocre performance and a greater unwillingness to accept it." Such a statement is false, misleading and highly inflammatory. Specifically, in violation of Note (b) to Rule 14a-9, the Proponent impugns the integrity of the Company's directors by implying that they failed their fiduciary duties through their acceptance of the "mediocre" performance of management. Moreover, the Proponent does not describe or provide any support whatsoever as to how the Company's management is "mediocre." This is precisely the type of unsubstantiated allegation that Note (b) to Rule 14a-9 is intended to prevent.

B. <u>The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(8) Because It Relates to the Election for Membership on the Company's Board of Directors</u>

Rule 14a-8(i)(8) provides that a company may exclude a shareholder proposal that relates to an election for membership on a company's board of directors. The Staff has concurred in the exclusion of proposals which require the election of certain persons or persons from a particular group to, or the exclusion of certain persons or persons from a particular group from, a company's board of directors. The Proposal provides that only representatives "in *key managerial positions* within the *transportation industry*" be qualified for election to Norfolk Southern's Board of Directors. Even if this vague language could be interpreted with sufficient specificity to implement the Proposal, it would impermissibly mandate the election of board nominees from a specific group, namely individuals holding "key managerial positions" within the "transportation industry," rather than articulating specific qualifications for director nominees.

The Proposal is analogous to situations where the Staff has concurred in the exclusion of proposals requiring the election of directors from a specific group. Such no-actions letters include Allied Corporation (December 1983), where a shareholder proposal stated that one member of the board of directors should be a non-management salaried employee of Allied Corporation. In the Staff's view, "the proposal's requirement that a member of a certain specified employee group become a director can be excluded as relating to an election to office." In AT&T (January 11, 1991), the Staff concluded that a proposal requesting that two nominees for election to the company's board of directors be selected by unions representing AT&T employees was properly omitted under Rule 14a-8(c)(8) [predecessor of Rule 14a-8(i)(8)], as relating to an election to office. The Staff stated that "a requirement that a particular person or persons from specified groups be included in management's slate of nominees relates to the election of those persons."

Additional examples of proposals properly excluded as relating to election to office are found in Staff no-action letters addressing requirements for the nomination of persons from a certain specific group. See Pacific Gas and Electric Co. (December 12, 1989) (excluding a proposal requiring nomination of a person with five years experience as an executive of an environmental organization); Tylan Corporation (September 25, 1987) (excluding a proposal because it would have required the nomination of a slate of directors to represent the interests of outside and minority employee stockholders, employees and bank lenders); and CNA Financial Corporation (February 5, 1983) (excluding a proposal which required that three non-management shareholders not presently serving on the board be appointed to the board). This Proposal, like those omitted in the above authorities, specifically calls for the election of directors from a specific group of individuals, namely individuals who have held "key managerial positions" within the "transportation industry."

The Proposal is a direct attempt by the Proponent to restructure the Company's Board of Directors to his liking where only a very particular and a very limited group of individuals will qualify – individuals with "solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry." According to the Proposal, other candidates would be ineligible for election to the Company's Board of Directors. By providing that nominees for director should be made from a specific class of individuals, the Proposal is inconsistent with the authorities cited above. Therefore, the Proposal may properly be excluded under Rule 14a-8(i)(8).

II. Conclusion

For the reasons discussed in Section I above, the Company believes the Proposal may properly be omitted from its Proxy Materials (A) under Rule 14a-8(i)(3) because the Proposal is vague, indefinite, false and misleading in violation of Rule 14a-9 and (B) under Rule 14a-8(i)(8) because the Proposal relates to the election for membership on the Company's Board of Directors.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

In the event you have any questions or comments concerning the subject matter of this letter, please call the undersigned at (212) 735-2204, or, in my absence, Joseph C. Dimino, General Counsel-Corporate of Norfolk Southern, at (757) 629-2816.

Thank you for you prompt attention to this matter.

Very truly yours,

Eric G. Friedman/KEK/

Eric J. Friedman

cc: Mr. David Foster

David L. Foster
342 High Street
Salem, VA 24153
Phone & fax: (540) 389-0407 **E-mail: dfoster342@aol.com**

December 27, 2001

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Norfolk Southern Corporation -- Omission of
Shareholder Proposal Pursuant to Rule 14a-8

Notice of Intent to Respond under Rule 14a-8(k)

Dear Sir or Madam:

By Certified Mail copy, delivered to me on Christmas Eve, Skadden, Arps, Slate, Meagher & Flom has submitted an initial filing on behalf of Norfolk Southern Corporation dated December 19, 2001 in the above-captioned matter.

Rule 14a-8(k) suggests that I make my response "as soon as possible after the company makes its submission." Accordingly, I estimate a time requirement of approximately two weeks for preparation of my response and shall strive to have it to the SEC the week of January 14, 2002. I trust that this timetable is sufficiently expedited that you can consider my reply before issuing your response to Norfolk Southern.

Thank you in advance for your cooperation in this matter.

Sincerely,

David L. Foster

copy: Mr. Joseph C. Domino, General Counsel
Norfolk Southern Corporation
3 Commercial Place
Norfolk, VA 23510

David L. Foster
342 High Street
Salem, VA 24153
Phone & fax: (540) 389-0407 **E-mail: dfoster342@aol.com**

January 17, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Norfolk Southern Corporation -- Omission of
<u>Shareholder Proposal Pursuant to Rule 14a-8</u>

<u>Response under Rule 14a-8(k)</u>

Dear Sir or Madam:

Skadden, Arps, Slate, Meagher & Flom has submitted an initial filing on behalf of Norfolk Southern Corporation dated December 19, 2001 in the above-captioned matter. On December 27, 2001, I provided written notice of my intent to respond pursuant to Rule 14a-8(k). I am the shareholder submitting the proposal, which counsel for Norfolk Southern objects to, for inclusion in the annual meeting proxy materials. My response follows, keyed to the relevant section and page of Skadden Arps's submission:

<u>Background - p. 2.</u>

Counsel for NS seeks to discredit me and my proposed resolution by noting that it is "his second proposal in as many years", by labeling it "a continuation of the Proponent's effort to misuse Rule 14a-8...", by citing a decision last year by the Commission Staff in favor of the Company, and by mischaracterizing the nature of my Proposal.

This should be recognized as the attempt by Counsel for NS to color the Proponent as some kind of crackpot. The Staff should disregard this essay entirely for the following reasons:

1) Rule 14a-8(c) permits a shareholder to submit one proposal for each shareholder meeting. Nowhere in Rule 14a-8 is a shareholder barred from submitting proposals at successive meetings, even if they deal with related issues. The only bar against successive submissions relates to the *same* proposal where insufficient votes have been received (Rule 14a-8(c)(12)), and that is not applicable here.

2) The entire purpose of Rule 14a-8(c) is to allow an opportunity for shareholders to have an influence on corporate governance by advancing written proposals for consideration by fellow shareholders. While the Company may not welcome such ideas from shareholders, the fact that a shareholder avails himself of this avenue to seek change in no way consititutes an "effort to misuse Rule 14a-8" even if repeatedly exercised.

3) Just as there is no bar against submissions in successive years, there is no provision anywhere in Rule 14a-8 that suggests that submission of a new proposal is somehow to be prejudiced because the SEC Staff issued a no action ruling on an earlier proposal from the same shareholder. Each submission is an independent event and it is improper for Counsel for NS to seek to influence the Staff by reference to such a ruling.

4) As part of its mischaracterization of me and my current proposal, Skadden Arps attributes to me in its background essay the "assertion" that Norfolk Southern's management and board are "unqualified", which it writes thusly in quotation marks. The purpose, of course, is to create the misimpression that I have been making loose and baseless accusations. *In fact, the word "unqualified" appears nowhere in my proposal or in the related statement of support, <u>either this year or last year</u>.*

<u>**Exclusion under Rule 14a-8(i)(3)**</u>

Exclusion under Rule 14a-8(i)(3) relates to violation of SEC proxy rules, including the anti-fraud provisions of Rule 14a-9, which prohibits "materially false or misleading statements..." Counsel for Norfolk Southern contends that my proposal is so misleading as to justify exclusion under Rule 14a-9 because 1) the resolution is vague and indefinite; and 2) the supporting statement contains false statements. My response refutes these contentions in order.

1. Vague, Indefinite and Misleading - pp. 3 - 7

It is clear from the many cases cited by Skadden Arps that to rise to a violation of the anti-fraud provision of Rule 14a-9, a resolution would have to be readily given to misinterpretation, so that the shareholders who might vote for it would be envisioning one thing, while the Company seeking to implement it might do something wholly different. For such a wide interpretive gap to obtain, a resolution would have to be poorly worded and difficult to understand.

Counsel for NS parses the proposed resolution, excerpting each word or phrase, and argues that because they are undefined, they are so vague as to be subject to widely-varying interpretations: "Given that each of these terms is so open-ended and subject to vastly different interpretations, each is effectively rendered meaningless" (p. 5).

Notwithstanding such criticism, the proposal as written is a simple English sentence asking the Board of Directors to include in future nominations of directors persons with solid transportation industry experience. Read together with the supporting statement, which notes the retirement of the last transportation industry executive from the Company's board, it is clear that all the resolution seeks is balance by inclusion of transportation industry nominees in the future.

There are several good reasons why the resolution cannot be written in the level of detail that would seem necessary to satisfy Skadden Arps.

First, a Proponent is limited to 500 words. If a Proponent had to satisfy the burden of fully defining each term used, to the extent that there could be no possibility of ambiguity whatsoever, there is no way a proposal and statement of support could ever be submitted. Logically a lesser standard must prevail.

Examination of precedent shows that a resolution should fail only where a reader would not reasonably know what is being voted on. Here there can be no doubt that the board is being urged to include candidates for future shareholder consideration who have solid backgrounds and managerial experience in the transportation industry.

A second cogent reason not to embellish the resolution with greater detail and precision is that the resolution needs to precatory, not mandatory. If a Proponent were to supply a degree of definitional precision sufficient to answer every possible detail of implementation, *there is no doubt that Counsel for Norfolk Southern would seek to disallow the resolution under Rule 14a-8(i)(7) as an attempt to micro-manage and unduly restrict the authority of the board to weigh board candidate qualifications.*

In short, a Proponent walks a tightrope. He must supply adequate wording so that the objective of the resolution is commonly understood. At the same time he must not trespass on the Company's managerial authority to decide and determine the details of implementation. The resolution, as submitted, meets this dual test. The SEC Staff should find that the terms used are commonplace and unambiguous while leaving sufficient interpretive latitude to permit the resolution to be implemented readily.

2. False and Misleading - pp. 7 - 10

All of the objections by Counsel for NS in this section relate to the statement in support of my resolution. The five numbered objections protest sections of the supporting statement for three reasons: 1) certain statements therein are not fully supported; 2) word choice in a few specific places is denounced as "inflammatory"; and 3) certain references are uncomplimentary to Norfolk Southern.

The fact that a statement is not fully supported does not make it false. As noted above, the Proponent's submission is limited to 500 words. There is not a single claim in my statement of support that cannot be thoroughly documented. In some cases a paper could be written, including graphs, charts, and tables of data. Unfortunately, that cannot be done within the scope allowed by law. Therefore, the supporting statement must, by nature, be summary in form.

The Company has not shown any of my statements to be false. Surely if they were false, they could be rebutted effectively. Instead Counsel for NS has introduced irrelevant and obfuscatory information that talks right past my assertions. For example, see the following from p. 9:

"The Company has recently improved its operation ratio..."

"...an increase of approximately 34% in the market price of the Company's stock..."

"...the Company has consistently executed growth strategies intended to capitalize on an ever-changing marketplace..."

All of the above claims may well be true, but they have nothing to do with anything in my statement of support. Clearly, then, they provide no support for a finding that my statement should be disallowed as false and misleading.

The use of succinct, active verbs is not inflammatory. It is simply good communication. The supporting statement is my opportunity to campaign for support of my resolution. If the Company wishes to dispute my views or syntax, it can do so in the opportunity afforded in its opposition statement.

The words I have used, and the Company has objected to, are in no way false or misleading. Skadden Arps contends that "burdened" is inflammatory, and that it is "unsupported, false, and misleading" when I say that NS management has "burdened the company with debt."

In fact, the Company itself has admitted as much in its own public reports. For example, in the 1999 Annual Report, explaining a sharp drop in operating income, management says in the section headed "Management's Discussion and Analysis of Financial Condition and Results of Operations":

"...higher interest payments related to the debt issued in mid-1997 in connection with the Conrail transaction also contributed to the decline in operating cash flow."

Furthermore, in the same section of the report, management warns:

"Income from railway operations is expected to continue to be adversely affected until these revenue and expense issues have been resolved. A prolonged continuation of these operational difficulties could have a substantial adverse impact on NS' financial position, results of operations, and liquidity."

So it seems fully warranted to apply the term "burdened" when describing the Company's debt load, as it has been cited as a contributing cause of lower railway operating income and possibly other dire future consequences.

Company's Counsel further contends that " 'eroded shareholder equity' is materially false and misleading, and yet another direct violation of Note (b) to Rule 14a-9." In fact shareholder equity has been stagnant in recent years and has actually declined in the most recent full-year period for which data have been released.

The statement headed "Consolidated Statement of Changes in Stockholders' Equity" on page 45 of the 2000 Annual Report clearly shows that shareholder equity was lower on December 31, 2000 than at the end of the two previous years:

Year	Shareholder Equity ($ 000)
1998	5,921
1999	5,932
2000	5,824

Thus it seems completely apt to say that shareholder equity has been eroded in referring to the wearing away of value, which is exactly what eroding connotes.

Skadden Arps continues, "Further, the use of a word such as 'skewed' is clearly designed to make the assertion inflammatory, which is yet again contrary to Note (b)to Rule 14a-9." The word "skewed" means "more developed on one side or in one direction than another" (Webster's New Collegiate Dictionary). The reference seems entierely appropos to describing a board of directors where *none* of the outside directors has a transportation industry background or experience. This is not even a case of 5 to 3 or something similar where "skewed" may be overdramatic. This is a case of 8 to 0, which is indisputably more in one direction than the other.

Lastly Skadden Arps argues on behalf of the Company that I do "not describe or provide any support whatsoever" for my reference to Norfolk Southern's recent "mediocre" performance, and that this makes it an "unsubstantiated allegation that Note (b) to Rule 14-a is intended to prevent."

In fact I gave several specific examples, which are precisely the ones Skadden Arps has objected to with such effusive hyporbole. My paragraph containing the "mediocre" reference is the penultimate one of my supporting statement and is clearly summing up. Only two paragraphs above I have cited the Company's heavy debt burden, erosion of shareholder equity, erratic integration of the Conrail properties, and significant cut in the stock dividend.

In short, I am being denounced here when I attempt to give examples; and, having done so, I am at the same time being accused of *not* supporting my statements with specific examples. I am criticized for my word choice, when the words used are entirely apt and in no way are inflammatory, false, misleading, or in any way fraudulent.

Furthermore, this section of Counsel's submission is filled with numerous inflammatory references of its own, extravgantly extrapolating from my simple statements in an attempt to create a bogeyman of fraudulent misrepresentation. They have distorted and contorted my statements and have added lavish embellishments and alleged implications entirely their own and nowhere appearing in my original statements.

Nevertheless, in spite of my conviction that my statement as written is clear, correct, and true, I am willing to modify the wording if that will help defuse the Company's objection to it.

I ask the SEC Staff to reject this sweeping and baseless effort to discredit my supporting statement. A shareholder should not have to engage the services of a major law firm to exercise the right to submit a proposal. If it needs to be altered in wording to be acceptable, please suggest where and how, rather than disallowing it altogether.

Exclusion under Rule 14a-8(i)(8)

There are two good reasons why the SEC Staff should find my proposal to be different from those cited in Skadden Arps' precedents, and, accordingly, should reject Counsel's pleas and allow this proposal to proceed for consideration by shareholders.

1. *No divergent interests served.* A common thread among proposals approved for exclusion in the past is a quest to install a representative on a company's board from some special interest group. For example, a "non-management salaried employee", a "union member", "an executive of an environmental organization" or "outside and minority employee stockholders." It is completely understandable that such initiatives should be rejected. A board of directors, after all, is there to represent *all the shareholders*, not some dissident faction or special interest group.

Such attempts to influence board composition seek to carve out a separate niche of entitlement for some group, diminishing by necessity the representation of shareholders in general. By contrast, my proposal seeks to encourage board candidates who are well-qualified as transportation industry professionals. Because Norfolk Southern is a leading transportation company, directors with such skills and backgrounds would be *completely congruent with, rather than at odds with*, the general interests of the Company's shareholders. There is the reasonable hope and possibility that the presence of such people on the Company's board may bring greater industry knowledge and professionalism to the Company's direction and be an added resource to the Company's management.

This is very different from proposals that would undermine board strength and performance by installing members of divergent constituencies. Therefore, the Staff should reject Counsel's argument that my "Proposal is analogous" to the precedents cited.

2. <u>No requirement or entitlement</u>

Another common thread among the cases cited by Counsel for Norfolk Southern is a requirement or entitlement for representation on the board by a specific group. For example, "*one member of the board* should be a non-management salaried employee", "*two nominees for election...* be selected by unions", "*required the nomination of a slate of directors* to represent the interests of outside minority employee stockholders, employees and bank lenders", or "*required that three non-management shareholders* not presently serving on the board be appointed to the board" [italicized emphasis added].

By contrast, my Proposal *creates no entitlement and establishes no number or percent of board seats for anyone.* It simply suggests that in future board elections one candidate with transportation industry background and experience be offered for consideration and ratification by shareholders along with other nominees.

Such a candidate is *not* to be nominated by any outside party, is *not* guaranteed a place on the board, and would *not* represent any other interest. The name need only be included along with other nominees to be considered and voted on by the Company's stockholders. As always, voters would be free to accept or reject this nominee, just as with any other.

The effect of the resolution is very constructive. Not only would it expand shareholder choice, but it could add diversity and relevant experience to the board. Furthermore, it is vastly different from the cited precedents where shareholder authority would be abridged and representation diluted by creating procedures or entitlements for special interests to serve on the board. *Accordingly the Proposal should not be rejected under Rule 14a-8(i)(8).*

Summary

1) The Background section of Counsel's submission is completely irrelevant. It seeks to prejudice the Staff against me because the current proposal is my "second in as many years" and that this somehow constitutes "a continuation of the Proponent's effort to misuse Rule 14a-8." I have argued that this essay should be disregarded entirely by the SEC Staff for four reasons:

a) There is no bar against submitting proposals in successive years.

b) Submitting one proposal to each shareholder meeting is a right conferred under Rule 14a-8(c), hence cannot constitute an abuse of Rule 14a-8.

c) It is improper to cite a no-action ruling last year in an attempt to influence the Staff against me in this Proposal.

d) In an effort to make me appear irresponsible, Counsel for NS mischaracterizes me and my Proposal by attributing to me in quotation marks a claim that I never made.

2) Exclusion of my proposal under Rule 14a-8(i)(3) should not be granted because no violation of SEC proxy rules has been shown, nor any "materially false or misleading statements" demonstrated that would trigger the anti-fraud provisions of Rule 14a-9. In support I have shown that my resolution is not "vague, indifinite and misleading" because:

a) It is a simple English sentence using commonplace, easily understood terms.

b) There is no likelihood of an interpretative gap giving rise to improper implementation of the resolution.

c) Rigorous definition of each word or phrase, as sought by Counsel for NS, is not feasible within the 500 word limit allowed.

d) Greater specificity regarding implemention of the resolution would interfere with the Board's descretion and likely violate Rule 14a-8(i)(7).

Likewise I have defended my supporting statement against charges that it is "false and misleading" by showing that:

a) None of my statements has been shown to be false or misleading.

b) Words objected to in my statement of support were properly chosen, aptly descriptive, accurate, and not "inflammatory" in any way.

c) Counsel for NS has supplied extravagant interpretive embellishment, not present in my original words and statements, in an attempt to paint them as fraudulent misrepresentations.

3) Exclusion under Rule 14a-8(1)(8) should also not be permitted. In spite of Counsel's contention that my proposal is "analagous" to those cited in numerous precedents, I have shown that there are two very pivotal differences:

a) *No divergent interests would be served*, such as salaried employees, union members, environmental groups, or minority shareholders; instead the resolution could result in directors with skills and backgrounds completely congruent with the interests of all shareholders.

b) *No special quotas or entitlements would be created*, such as one board member being a salaried employee, two candidates being nominated by labor unions, or requiring that three non-managment shareholders serve on the board; instead a person with transportation industry background and experience would be nominated, voted on, and stand for election exactly as any other board candidate would.

In closing, I would ask that the Staff bear in mind the SEC's stated role, "We are the investor's advocate," as prominently displayed on the opening screen of the Commission's website. Be *my* advocate here. Help defend the right of a shareholder to seek corporate change through exercise of the rights afforded under Rule 14a-8.

Please recognize also that there is no way, as sought by Skadden Arps, that every word and phrase in a resolution can be defined, nor every claim in the supporting statement proven, within the scope of the 500-word limitation imposed by statute. This should not consititute grounds for rejection.

I firmly believe that my Proposal as submitted is both constructive and non-controversial. It is clearly worded, unambiguous in its intent, and beneficial for to the Company and its shareholders.

Nevertheless, I am open to considering changes to it to make it acceptable if it is not so as it stands. I have telephoned Joseph Domino, General Counsel at Norfolk Southern, to voice this willingness, but he was not open at this time to working toward any compromise.

Lastly, please bear in mind, too, the enormous inequality of resources here. I am a small investor trying to submit a Proposal in 500 words or less, and arrayed against me is the entire legal and financial might of Norfolk Southern Corporation and the preeminent law firm of Skadden, Arps, Slate, Meagher & Flom. They, incidently, have no word limit they may employ to assail and demean my Proposal.

I remain eager and receptive to work with the SEC Staff and Norfolk Southern to resolve any concerns.

Attached hereto for your convenient reference is a copy of the Proposal. These materials are being forwarded in six paper copies as specified in Rule 14a-8(k). Please let me know if you need anything further from me. Thank you for your consideration.

Sincerely,

David C. Foster

copy: Mr. Joseph C. Domino, General Counsel
Norfolk Southern Corporation
3 Commercial Place
Norfolk, VA 23510

Text of Proposal

BE IT RESOLVED: that the NS Board of Directors is urged to provide for shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in *key managerial positions within the transportation industry.*

Statement in Support

With the retirement of former NS Chairman Arnold B. McKinnon at the 2000 Annual Meeting, there has been no outside director on the Norfolk Southern Board with broad transportation industry knowledge and experience.

Each year shareholders are asked to vote approval of certain Board candidates standing for election or reelection. No real choice is offered. The proffered nominees customarily represent various constituencies – shippers, industries, geographical areas, or other groups of interest to NS. While such individuals may be capable in their respective fields, they may well lack the expertise for effective governance and oversight of a major transportation enterprise.

Norfolk Southern's management team has not served shareholder interests well. It has burdened the company with debt, eroded shareholder equity, produced an erratic integration of former Conrail properties, and significantly cut the stock dividend. That this situation has been permitted by the Board to continue year after year shows that the Board condones and accepts an unrealistically low standard of performance and lacks an understanding of what could and should be achieved for Norfolk Southern's shareholders.

The proposed resolution seeks to remedy this situation in two ways. First it would address the skewed Board composition by gradually restoring a balance of transportation professionals to represent the constituency with the clearest, most vital, and most direct interest in improved performance of the Company – *its shareholders.*

Norfolk Southern today is a franchise with enormous and unrealized potential. A second and corollary benefit of greater transportation industry experience and insight on the NS Board would be an improved understanding and ability to recognize mediocre performance and a greater unwillingness to accept it. Through a better understanding of what is not only possible but reasonable to achieve, we are more likely to gain the inspired management performance needed to *unlock real shareholder value.*

The proposal admittedly is no panacea, but it is a first small step. Surely it cannot hurt to press for greater choice and professionalism among Board member nominees. Please endorse a move in this direction by voting FOR this shareholder proposal.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

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January 30, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0505

Re: Norfolk Southern Corporation - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We refer to our letter dated December 19, 2001 (the "December 19 Letter") on behalf of our client, Norfolk Southern Corporation (the "Company"). In the December 19 Letter, we requested the Staff's concurrence that the shareholder proposal (the "Proposal") submitted to the Company by David Foster (the "Proponent") may properly be excluded from the proxy materials to be distributed by the Company in connection with its 2002 annual meeting of shareholders (the "Proxy Materials"). This letter is in response to the letter from the Proponent to the Staff dated January 17, 2002 (the "Proponent's Letter"). The Company did not receive a copy of the Proponent's Letter until January 25, 2002.

In accordance with Rule 14a-8(j)(2), enclosed herewith are six additional copies of each of (i) this letter and (ii) the Proponent's Letter.

I. Introduction

The Proponent's Letter makes no effort to challenge, refute or distinguish the extensive authority and precedent cited in the December 19 Letter. Instead, the Proponent simply states his belief that the Proposal is proper under Rule 14a-8.

We also note that the Company vigorously disputes the Proponent's repeated assertions that he was misquoted by the Company in the December 19 Letter. (See, for example, paragraph No. 4 on page 2 and paragraph No. 1(d) on page 9 of the Proponent's Letter). In the section of the December 19 Letter captioned "Background," we discuss the proposal submitted last year by the Proponent for inclusion in the Company's 2001 proxy materials (the "2001 Proposal"). In that proposal, the Proponent refers to "qualified experts." The use of the term "unqualified" in quotes in the "Background" section of the December 19 Letter was not for the purpose of attributing that word to the text of the 2001 Proposal, but was used to emphasize the point that the Proponent's call for "qualified experts" in the Company's management was a direct assertion that management, in the view of the Proponent, was "unqualified." The term "qualified" in quotes also appears in paragraph No. 4 of Section 1.A.2. of the December 19 Letter, but does not suggest in any way that such term is a quote from the Proposal. In fact, this is made apparent from the language used in the sentence which provides that the Proponent 's "implying" - - not stating - - that the Company's Board lacks "qualified" directors.

II. <u>Bases for Excluding the Proposal</u>

A. <u>The Proposal is Excludable Under on Rule 14a-8(i)(3)</u>

For the reasons set forth in Section I.A. of the December 19 Letter, the Company continues to believe that the Proposal may properly be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in Proxy Materials.

In the December 19 Letter, the Company contended that the Proposal may properly be excluded because it is vague and indefinite, and is subject to differing interpretations. Indeed, the Proponent, by his own account, appears to be confused as to how the Proposal should be interpreted.

The Proponent now claims his Proposal means that in all future board elections there be <u>one</u> candidate with transportation background and experience (see second paragraph under subsection 2 on page 8 of Proponent's Letter). The Proposal, however, says nothing of the kind, as it states "in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry" be nominated to the Board. As discussed in Section I.A.1. on page 6 of the December 19 Letter, the Proposal's language is susceptible to various interpretations, including several proffered by the Proponent, regarding whether or not it would require all, some, a few or one candidate(s) to have the prescribed transportation industry experience.

The December 19 Letter also identifies a series of false, misleading and highly inflammatory statements in the Proposal. The Proponent's primary response is that these statements represent his beliefs - - a response that does not cure otherwise false, misleading and inflammatory statements. Finally, the Proponent asserts that his adherence to the 500-word limitation of Rule 14a-8(d) necessarily results in unsupportable and ambiguous statements. This argument is patently false.

B. The Proposal is Excludable Under Rule 14a-8(i)(8)

For the reasons set forth in Section I.B. of the December 19 Letter, the Company continues to believe that the Proposal may properly be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(8) because the Proposal relates to an election for membership on a company's board of directors.

The December 19 Letter discussed in detail why, even if the Proposal's vague language could be interpreted with sufficient specificity for its implementation, it would impermissibly mandate the election of board nominees from a specific group, namely individuals holding "key managerial positions" within the "transportation industry." The Proponent makes no attempt to refute this argument other than through statements expressing his personal opinion that Board nominee candidates with transportation industry experience do not represent a special interest group. The Proponent , however, presents no authority or precedent in support of his position. Accordingly, for the reasons set forth in this letter and in the December 19 Letter, the Company continues to believe that the Proposal is properly excludable from the Proxy Materials under Rule 14a-8(i)(8).

II. Conclusion

For the reasons stated above, including the reasons stated in the December 19 Letter, the Company believes it may properly exclude the Proposal from the Proxy Materials and requests the Staff's concurrence with its views. Should the Staff disagree with the Company's conclusions regarding the exclusion of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company' s position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you have any comments or questions with respect to the subject matter of this letter or the December 19 Letter, please call the undersigned at (212) 735-2204, or, in my absence, Joseph C. Dimino, General Counsel-Corporate of Norfolk Southern, at (757) 629-2816.

Thank you for your prompt attention to this matter.

Very truly yours,

Eric J. Friedman /JM/

Eric J. Friedman

Enclosures

cc: Mr. David Foster
Joseph C. Dimino, Esq.

VKF

David L. Foster
342 High Street
Salem, VA 24153
Phone & fax: (540) 389-0407 **E-mail: dfoster342@aol.com**

January 17, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Norfolk Southern Corporation -- Omission of Shareholder Proposal Pursuant to Rule 14a-8

Response under Rule 14a-8(k)

Dear Sir or Madam:

Skadden, Arps, Slate, Meagher & Flom has submitted an initial filing on behalf of Norfolk Southern Corporation dated December 19, 2001 in the above-captioned matter. On December 27, 2001, I provided written notice of my intent to respond pursuant to Rule 14a-8(k). I am the shareholder submitting the proposal, which counsel for Norfolk Southern objects to, for inclusion in the annual meeting proxy materials. My response follows, keyed to the relevant section and page of Skadden Arps's submission:

Background - p. 2.

Counsel for NS seeks to discredit me and my proposed resolution by noting that it is "his second proposal in as many years", by labeling it "a continuation of the Proponent's effort to misuse Rule 14a-8...", by citing a decision last year by the Commission Staff in favor of the Company, and by mischaracterizing the nature of my proposals.

This should be recognized as the attempt by Counsel for NS to color the Proponent as some kind of crackpot. The Staff should disregard this essay entirely for the following reasons:

1) Rule 14a-8(c) permits a shareholder to submit one proposal for each shareholder meeting. Nowhere in Rule 14a-8 is a shareholder barred from submitting proposals at successive meetings, even if they deal with related issues. The only bar against successive submissions relates to the *same* proposal where insufficient votes have been received (Rule 14a-8(c)(12)), and that is not applicable here.

2) The entire purpose of Rule 14a-8(c) is to allow an opportunity for shareholders to have an influence on corporate governance by advancing written proposals for consideration by fellow shareholders. While the Company may not welcome such ideas from shareholders, the fact that a shareholder avails himself of this avenue to seek change in no way consititutes an "effort to misuse Rule 14a-8" even if repeatedly exercised.

3) Just as there is no bar against submissions in successive years, there is no provision anywhere in Rule 14a-8 that suggests that submission of a new proposal is somehow to be prejudiced because the SEC Staff issued a no action ruling on an earlier proposal from the same shareholder. Each submission is an independent event and it is improper for Counsel for NS to seek to influence the Staff by reference to such a ruling.

4) As part of its mischaracterization of me and my current proposal, Skadden Arps attributes to me in its background essay the "assertion" that Norfolk Southern's management and board are "unqualified", which it writes thusly in quotation marks. The purpose, of course, is to create the misimpression that I have been making loose and baseless accusations. *In fact, the word "unqualified" appears nowhere in my proposal or in the related statement of support, __either this year or last year.__*

__Exclusion under Rule 14a-8(i)(3)__

Exclusion under Rule 14a-8(i)(3) relates to violation of SEC proxy rules, including the anti-fraud provisions of Rule 14a-9, which prohibits "materially false or misleading statements..." Counsel for Norfolk Southern contends that my proposal is so misleading as to justify exclusion under Rule 14a-9 because 1) the resolution is vague and indefinite; and 2) the supporting statement contains false statements. My response refutes these contentions in order.

1. Vague, Indefinite and Misleading - pp. 3 - 7

It is clear from the many cases cited by Skadden Arps that to rise to a violation of the anti-fraud provision of Rule 14a-9, a resolution would have to be readily given to misinterpretation, so that the shareholders who might vote for it would be envisioning one thing, while the Company seeking to implement it might do something wholly different. For such a wide interpretive gap to obtain, a resolution would have to be poorly worded and difficult to understand.

Counsel for NS parses the proposed resolution, excerpting each word or phrase, and argues that because they are undefined, they are so vague as to be subject to widely-varying interpretations: "Given that each of these terms is so open-ended and subject to vastly different interpretations, each is effectively rendered meaningless" (p. 5).

Notwithstanding such criticism, the proposal as written is a simple English sentence asking the Board of Directors to include in future nominations of directors persons with solid transportation industry experience. Read together with the supporting statement, which notes the retirement of the last transportation industry executive from the Company's board, it is clear that all the resolution seeks is balance by inclusion of transportation industry nominees in the future.

There are several good reasons why the resolution cannot be written in the level of detail that would seem necessary to satisfy Skadden Arps.

First, a Proponent is limited to 500 words. If a Proponent had to satisfy the burden of fully defining each term used, to the extent that there could be no possibility of ambiguity whatsoever, there is no way a proposal and statement of support could ever be submitted. Logically a lesser standard must prevail.

Examination of precedent shows that a resolution should fail only where a reader would not reasonably know what is being voted on. Here there can be no doubt that the board is being urged to include candidates for future shareholder consideration who have solid backgrounds and managerial experience in the transportation industry.

A second cogent reason not to embellish the resolution with greater detail and precision is that the resolution needs to precatory, not mandatory. If a Proponent were to supply a degree of definitional precision sufficient to answer every possible detail of implementation, *there is no doubt that Counsel for Norfolk Southern would seek to disallow the resolution under Rule 14a-8(i)(7) as an attempt to micro-manage and unduly restrict the authority of the board to weigh board candidate qualifications.*

In short, a Proponent walks a tightrope. He must supply adequate wording so that the objective of the resolution is commonly understood. At the same time he must not trespass on the Company's managerial authority to decide and determine the details of implementation. The resolution, as submitted, meets this dual test. The SEC Staff should find that the terms used are commonplace and unambiguous while leaving sufficient interpretive latitude to permit the resolution to be implemented readily.

2. False and Misleading - pp. 7 - 10

All of the objections by Counsel for NS in this section relate to the statement in support of my resolution. The five numbered objections protest sections of the supporting statement for three reasons: 1) certain statements therein are not fully supported; 2) word choice in a few specific places is denounced as "inflammatory"; and 3) certain references are uncomplimentary to Norfolk Southern.

The fact that a statement is not fully supported does not make it false. As noted above, the Proponent's submission is limited to 500 words. There is not a single claim in my statement of support that cannot be thoroughly documented. In some cases a paper could be written, including graphs, charts, and tables of data. Unfortunately, that cannot be done within the scope allowed by law. Therefore, the supporting statement must, by nature, be summary in form.

The Company has not shown any of my statements to be false. Surely if they were false, they could be rebutted effectively. Instead Counsel for NS has introduced irrelevant and obfuscatory information that talks right past my assertions. For example, see the following from p. 9:

"The Company has recently improved its operation ratio..."
"...an increase of approximately 34% in the market price of the Company's stock..."
"...the Company has consistently executed growth strategies intended to capitalize on an ever-changing marketplace..."

All of the above claims may well be true, but they have nothing to do with anything in my statement of support. Clearly, then, they provide no support for a finding that my statement should be disallowed as false and misleading.

The use of succinct, active verbs is not inflammatory. It is simply good communication. The supporting statement is my opportunity to campaign for support of my resolution. If the Company wishes to dispute my views or syntax, it can do so in the opportunity afforded in its opposition statement.

The words I have used, and the Company has objected to, are in no way false or misleading. Skadden Arps contends that "burdened" is inflammatory, and that it is "unsupported, false, and misleading" when I say that NS management has "burdened the company with debt."

In fact, the Company itself has admitted as much in its own public reports. For example, in the 1999 Annual Report, explaining a sharp drop in operating income, management says in the section headed "Management's Discussion and Analysis of Financial Condition and Results of Operations":

"...higher interest payments related to the debt issued in mid-1997 in connection with the Conrail transaction also contributed to the decline in operating cash flow."

Furthermore, in the same section of the report, management warns:

"Income from railway operations is expected to continue to be adversely affected until these revenue and expense issues have been resolved. A prolonged continuation of these operational difficulties could have a substantial adverse impact on NS' financial position, results of operations, and liquidity."

So it seems fully warranted to apply the term "burdened" when describing the Company's debt load, as it has been cited as a contributing cause of lower railway operating income and possibly other dire future consequences.

Company's Counsel further contends that " 'eroded shareholder equity' is materially false and misleading, and yet another direct violation of Note (b) to Rule 14a-9." In fact shareholder equity has been stagnant in recent years and has actually declined in the most recent full-year period for which data have been released.

The statement headed "Consolidated Statement of Changes in Stockholders' Equity" on page 45 of the 2000 Annual Report clearly shows that shareholder equity was lower on December 31, 2000 than at the end of the two previous years:

Year	Shareholder Equity ($ 000)
1998	5,921
1999	5,932
2000	5,824

Thus it seems completely apt to say that shareholder equity has been eroded in referring to the wearing away of value, which is exactly what eroding connotes.

Skadden Arps continues, "Further, the use of a word such as 'skewed' is clearly designed to make the assertion inflammatory, which is yet again contrary to Note (b)to Rule 14a-9." The word "skewed" means "more developed on one side or in one direction than another" (Webster's New Collegiate Dictionary). The reference seems entierely appropos to describing a board of directors where *none* of the outside directors has a transportation industry background or experience. This is not even a case of 5 to 3 or something similar where "skewed" may be overdramatic. This is a case of 8 to 0, which is indisputably more in one direction than the other.

Lastly Skadden Arps argues on behalf of the Company that I do "not describe or provide any support whatsoever" for my reference to Norfolk Southern's recent "mediocre" performance, and that this makes it an "unsubstantiated allegation that Note (b) to Rule 14-a is intended to prevent."

In fact I gave several specific examples, which are precisely the ones Skadden Arps has objected to with such effusive hyporbole. My paragraph containing the "mediocre" reference is the penultimate one of my supporting statement and is clearly summing up. Only two paragraphs above I have cited the Company's heavy debt burden, erosion of shareholder equity, erratic integration of the Conrail properties, and significant cut in the stock dividend.

In short, I am being denounced here when I attempt to give examples; and, having done so, I am at the same time being accused of *not* supporting my statements with specific examples. I am criticized for my word choice, when the words used are entirely apt and in no way are inflammatory, false, misleading, or in any way fraudulent.

Furthermore, this section of Counsel's submission is filled with numerous inflammatory references of its own, extravgantly extrapolating from my simple statements in an attempt to create a bogeyman of fraudulent misrepresentation. They have distorted and contorted my statements and have added lavish embellishments and alleged implications entirely their own and nowhere appearing in my original statements.

Nevertheless, in spite of my conviction that my statement as written is clear, correct, and true, I am willing to modify the wording if that will help defuse the Company's objection to it.

I ask the SEC Staff to reject this sweeping and baseless effort to discredit my supporting statement. A shareholder should not have to engage the services of a major law firm to exercise the right to submit a proposal. If it needs to be altered in wording to be acceptable, please suggest where and how, rather than disallowing it altogether.

Exclusion under Rule 14a-8(i)(8)

There are two good reasons why the SEC Staff should find my proposal to be different from those cited in Skadden Arps' precedents, and, accordingly, should reject Counsel's pleas and allow this proposal to proceed for consideration by shareholders.

1. *No divergent interests served.* A common thread among proposals approved for exclusion in the past is a quest to install a representative on a company's board from some special interest group. For example, a "non-management salaried employee", a "union member", "an executive of an environmental organization" or "outside and minority employee stockholders." It is completely understandable that such initiatives should be rejected. A board of directors, after all, is there to represent *all the shareholders*, not some dissident faction or special interest group.

Such attempts to influence board composition seek to carve out a separate niche of entitlement for some group, diminishing by necessity the representation of shareholders in general. By contrast, my proposal seeks to encourage board candidates who are well-qualified as transportation industry professionals. Because Norfolk Southern is a leading transportation company, directors with such skills and backgrounds would be *completely congruent with, rather than at odds with*, the general interests of the Company's shareholders. There is the reasonable hope and possibility that the presence of such people on the Company's board may bring greater industry knowledge and professionalism to the Company's direction and be an added resource to the Company's management.

This is very different from proposals that would undermine board strength and performance by installing members of divergent constituencies. Therefore, the Staff should reject Counsel's argument that my "Proposal is analogous" to the precedents cited.

2. *No requirement or entitlement*

Another common thread among the cases cited by Counsel for Norfolk Southern is a requirement or entitlement for representation on the board by a specific group. For example, "*one member of the board* should be a non-management salaried employee", "*two nominees for election...* be selected by unions", "*required the nomination of a slate of directors* to represent the interests of outside minority employee stockholders, employees and bank lenders", or "*required that three non-management shareholders* not presently serving on the board be appointed to the board" [italicized emphasis added].

By contrast, my Proposal *creates no entitlement and establishes no number or percent of board seats for anyone.* It simply suggests that in future board elections one candidate with transportation industry background and experience be offered for consideration and ratification by shareholders along with other nominees.

Such a candidate is *not* to be nominated by any outside party, is *not* guaranteed a place on the board, and would *not* represent any other interest. The name need only be included along with other nominees to be considered and voted on by the Company's stockholders. As always, voters would be free to accept or reject this nominee, just as with any other.

The effect of the resolution is very constructive. Not only would it expand shareholder choice, but it could add diversity and relevant experience to the board. Furthermore, it is vastly different from the cited precedents where shareholder authority would be abridged and representation diluted by creating procedures or entitlements for special interests to serve on the board. *Accordingly the Proposal should not be rejected under Rule 14a-8(i)(8).*

Summary

1) The Background section of Counsel's submission is completely irrelevant. It seeks to prejudice the Staff against me because the current proposal is my "second in as many years" and that this somehow constitutes "a continuation of the Proponent's effort to misuse Rule 14a-8." I have argued that this essay should be disregarded entirely by the SEC Staff for four reasons:

a) There is no bar against submitting proposals in successive years.

b) Submitting one proposal to each shareholder meeting is a right conferred under Rule 14a-8(c), hence cannot constitute an abuse of Rule 14a-8.

c) It is improper to cite a no-action ruling last year in an attempt to influence the Staff against me in this Proposal.

d) In an effort to make me appear irresponsible, Counsel for NS mischaracterizes me and my Proposal by attributing to me in quotation marks a claim that I never made.

2) Exclusion of my proposal under Rule 14a-8(i)(3) should not be granted because no violation of SEC proxy rules has been shown, nor any "materially false or misleading statements" demonstrated that would trigger the anti-fraud provisions of Rule 14a-9. In support I have shown that my resolution is not "vague, indifinite and misleading" because:

a) It is a simple English sentence using commonplace, easily understood terms.

b) There is no likelihood of an interpretative gap giving rise to improper implementation of the resolution.

c) Rigorous definition of each word or phrase, as sought by Counsel for NS, is not feasible within the 500 word limit allowed.

d) Greater specificity regarding implemention of the resolution would interfere with the Board's descretion and likely violate Rule 14a-8(i)(7).

Likewise I have defended my supporting statement against charges that it is "false and misleading" by showing that:

a) None of my statements has been shown to be false or misleading.

b) Words objected to in my statement of support were properly chosen, aptly descriptive, accurate, and not "inflammatory" in any way.

c) Counsel for NS has supplied extravagant interpretive embellishment, not present in my original words and statements, in an attempt to paint them as fraudulent misrepresentations.

3) Exclusion under Rule 14a-8(1)(8) should also not be permitted. In spite of Counsel's contention that my proposal is "analagous" to those cited in numerous precedents, I have shown that there are two very pivotal differences:

a) *No divergent interests would be served*, such as salaried employees, union members, environmental groups, or minority shareholders; instead the resolution could result in directors with skills and backgrounds completely congruent with the interests of all shareholders.

b) *No special quotas or entitlements would be created*, such as one board member being a salaried employee, two candidates being nominated by labor unions, or requiring that three non-managment shareholders serve on the board; instead a person with transportation industry background and experience would be nominated, voted on, and stand for election exactly as any other board candidate would.

In closing, I would ask that the Staff bear in mind the SEC's stated role, "We are the investor's advocate," as prominently displayed on the opening screen of the Commission's website. Be *my* advocate here. Help defend the right of a shareholder to seek corporate change through exercise of the rights afforded under Rule 14a-8.

Please recognize also that there is no way, as sought by Skadden Arps, that every word and phrase in a resolution can be defined, nor every claim in the supporting statement proven, within the scope of the 500-word limitation imposed by statute. This should not consititute grounds for rejection.

I firmly believe that my Proposal as submitted is both constructive and non-controversial. It is clearly worded, unambiguous in its intent, and beneficial for to the Company and its shareholders.

Nevertheless, I am open to considering changes to it to make it acceptable if it is not so as it stands. I have telephoned Joseph Domino, General Counsel at Norfolk Southern, to voice this willingness, but he was not open at this time to working toward any compromise.

Lastly, please bear in mind, too, the enormous inequality of resources here. I am a small investor trying to submit a Proposal in 500 words or less, and arrayed against me is the entire legal and financial might of Norfolk Southern Corporation and the preeminent law firm of Skadden, Arps, Slate, Meagher & Flom. They, incidently, have no word limit they may employ to assail and demean my Proposal.

I remain eager and receptive to work with the SEC Staff and Norfolk Southern to resolve any concerns.

Attached hereto for your convenient reference is a copy of the Proposal. These materials are being forwarded in six paper copies as specified in Rule 14a-8(k). Please let me know if you need anything further from me. Thank you for your consideration.

Sincerely,

copy: Mr. Joseph C. Domino, General Counsel
Norfolk Southern Corporation
3 Commercial Place
Norfolk, VA 23510

David L. Foster
342 High Street
Salem, VA 24153
Phone & fax: (540) 389-0407 E-mail: dfoster342@aol.com

February 8, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Norfolk Southern Corporation -- Omission of
Shareholder Proposal Pursuant to Rule 14a-8

Further Response under Rule 14a-8(k)

Dear Sir or Madam:

Skadden, Arps, Slate, Meagher & Flom submitted a filing on behalf of Norfolk Southern Corporation dated December 19, 2001 in the above-captioned matter. On December 27, 2001, I provided written notice of my intent to respond pursuant to Rule 14a-8(k). I am the shareholder submitting the proposal, which counsel for Norfolk Southern objects to, for inclusion in the annual meeting proxy materials. My response dated January 17, 2002 followed, keyed to the relevant section and page of Skadden Arps's submission. Skadden Arps has again written to the Commission in its letter of January 30, 2002, which I received by registered mail only yesterday. This is my response to that latest communication.

Summary.

This shareholder proposal urges Norfolk Southern's board to balance the experience and skills of its membership by including more persons with managerial background and experience in the transportation industry, which are now totally lacking among the outside directors. *This is an innocuous and constructive shareholder initiative.* Development of more active, relevant board membership can only enhance corporate governance and shareholder representation.

Recently, especially in the wake of the Enron debacle, we have seen a lot of political and media attention devoted to the role of corporate boards and the whole issue of their capability to function effectively as watchdogs of business practices at the companies they oversee -- "watchdogs not lapdogs" is the catch phrase of the day!

In his recent State of the Union message, President Bush called on the SEC to increase its scrutiny of corporate boards, with the objective of enhancing their real and intended role of corporate governance and oversight.

"Serving on a Board Now Means Less Talk, More Accountability" says the headline of a recent *Wall Street Journal* article on January 29. It goes on to cite Russell Reynolds, chairman and CEO of the Directorship Search Group: "Directors at a lot of companies are spooked, and are asking themselves if they really know the business of the company whose board they sit on."

The same article includes comments from Roger Raber, president and CEO of the National Association of Corporate Directors. He describes how the Enron situation has brought renewed attention to board member qualifications, such as industry understanding and not sitting on too many boards, so that they can "adequately monitor management." The article quotes Mr. Raber specifically calling for directors "who are competent to ask financial and business questions."

The very fact that Norfolk Southern and Skadden Arps are working so strongly to defeat this shareholder proposal should be a red flag!

What better way is there to upgrade board skills and enhance corporate oversight of a major transportation company than to seek to add some board members with professional backgrounds and managerial experience in the transportation industry?

Yet, instead of embracing this proposal in the spirit it was advanced, with the objective of upgrading the board with a better balance of backgrounds and skills, NS and its outside Counsel persist in attempts to discredit me and kill my proposal.

The Company's response to my January 17 filing changes nothing, including its weak defense of misquoting me. Notice that Counsel continues to refer to my "direct assertion that management, in the view of the Proponent, was "unqualified."" They continue to use quotation marks around the word 'unqualified' even though I have shown previously that that word never appeared in my proposed resolution or supporting statement, either this year or last year! Counsel for NS tries to weasel out of this misrepresentation by saying that they were only attributing an implication to me. Yet any reasonable reading of a word or phrase in quotes, attributed to another, would surely be seen as a direct statement by that person.

This is exactly the kind of thing that Rule 14a-(i)(3) and the related provisions of Rule 14a-(9) are intended to prevent. Attribution of false quotes, and seeking, when challenged, to excuse such attributions as only implications, is misrepresentation of the first order. And because such misrepresentation is both purposeful and persistent, Counsel's intercessions on behalf of NS in this matter are fraudulent and should be disallowed.

In addition, Skadden Arps' January 30 letter presents another careless misrepresentation wherein it states: "The Proponent's Letter makes no effort to challenge, refute or distinguish the extensive authority and precedent cited in the December 19 Letter."

In fact on pages 7 - 8 of my January 17 letter, I describe in detail two pivotal differences that distinguish the incident proposal from the previously excluded precedents. To review, this proposal does not violate Rule 14a-8(i)(8) because 1) *No divergent interests are served;* and 2) *No requirement or entitlement is created* on the Company's board.

Finally, Counsel for the Company requests "the opportunity to confer with the Staff concerning these matters prior to the issuance of your response." This seems highly inappropriate. Any dialogue with the Commission Staff should include both parties and not permit the Company or its Counsel to exert influence unilaterally.

Conclusion.

This shareholder's proposal is both timely and constructive. Efforts by the Company and its Counsel to discredit me and secure approval from the Commission Staff to exclude my proposal in the annual meeting proxy materials

In fact, working so assiduously to torpedo such a proposal should be a red flag to the Commission Staff, *especially in the post-Enron context of increased emphasis on the effectiveness of corporate boards and the vital role they are* *__supposed to__ play in corporate governance and protection of stockholders.*

Accordingly, I reiterate my plea that a "no action" ruling not be granted to Norfolk Southern in this case. Much that is positive and nothing harmful can result from allowing the resolution to go forward for a shareholder vote.

I also reiterate my willingness to meet or discuss this matter with the Company in a good-faith effort to resolve its objections, as I have previously conveyed by telephone to its General Counsel Joseph Dimino.

Sincerely,

copy: ~~Mr. Joseph C. Dimino~~, General Counsel
Norfolk Southern Corporation
3 Commercial Place
Norfolk, VA 23510

Mr. Harvey Pitt, Chairman
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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February 13, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0505

Re: Norfolk Southern Corporation - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We refer to our letter dated December 19, 2001 on behalf of our client, Norfolk Southern Corporation (the "Company"), in which we requested the Staff's concurrence that the shareholder proposal submitted to the Company by David Foster may properly be excluded from the Company's 2002 proxy materials. We are now writing in response to Mr. Foster's letter to the Staff dated February 8, 2002. In accordance with Rule 14a-8(j)(2), enclosed herewith are six additional copies of each of (i) this letter and (ii) Mr. Foster's February 8, 2002 letter.

It is unfortunate that Mr. Foster has interpreted the various arguments set forth in our letters to the Staff dated December 19, 2001 and January 30, 2002 as personal attacks, which are "attempts to discredit" him. The no action letter process under Rule 14a-8 is necessarily adversarial in nature, and legal and factual arguments should not be confused with personal attacks.

As a result of Mr. Foster's misinterpretation of the process, he has made intemperate statements about the Company and this firm, which are unfounded and have no place in the Rule 14a-8 process.

On behalf of the Company, we make no further response to the statements in Mr. Foster's February 8, 2002 letter, as such issues were fully addressed in our prior correspondence to the Staff.

Very truly yours,

Eric J. Friedman /KEK/

Eric J. Friedman

Enclosures

cc: Mr. David Foster
Joseph C. Dimino, Esq.

David L. Foster
342 High Street
Salem, VA 24153
Phone & fax: (540) 389-0407 **E-mail: dfoster342@aol.com**

February 8, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Norfolk Southern Corporation -- Omission of
Shareholder Proposal Pursuant to Rule 14a-8

Further Response under Rule 14a-8(k)

Dear Sir or Madam:

Skadden, Arps, Slate, Meagher & Flom submitted a filing on behalf of Norfolk Southern Corporation dated December 19, 2001 in the above-captioned matter. On December 27, 2001, I provided written notice of my intent to respond pursuant to Rule 14a-8(k). I am the shareholder submitting the proposal, which counsel for Norfolk Southern objects to, for inclusion in the annual meeting proxy materials. My response dated January 17, 2002 followed, keyed to the relevant section and page of Skadden Arps's submission. Skadden Arps has again written to the Commission in its letter of January 30, 2002, which I received by registered mail only yesterday. This is my response to that latest communication.

Summary.

This shareholder proposal urges Norfolk Southern's board to balance the experience and skills of its membership by including more persons with managerial background and experience in the transportation industry, which are now totally lacking among the outside directors. *This is an innocuous and constructive shareholder initiative.* Development of more active, relevant board membership can only enhance corporate governance and shareholder representation.

Recently, especially in the wake of the Enron debacle, we have seen a lot of political and media attention devoted to the role of corporate boards and the whole issue of their capability to function effectively as watchdogs of business practices at the companies they oversee -- "watchdogs not lapdogs" is the catch phrase of the day!

In his recent State of the Union message, President Bush called on the SEC to increase its scrutiny of corporate boards, with the objective of enhancing their real and intended role of corporate governance and oversight.

"Serving on a Board Now Means Less Talk, More Accountability" says the headline of a recent *Wall Street Journal* article on January 29. It goes on to cite Russell Reynolds, chairman and CEO of the Directorship Search Group: "Directors at a lot of companies are spooked, and are asking themselves if they really know the business of the company whose board they sit on."

The same article includes comments from Roger Raber, president and CEO of the National Association of Corporate Directors. He describes how the Enron situation has brought renewed attention to board member qualifications, such as industry understanding and not sitting on too many boards, so that they can "adequately monitor management." The article quotes Mr. Raber specifically calling for directors "who are competent to ask financial and business questions."

The very fact that Norfolk Southern and Skadden Arps are working so strongly to defeat this shareholder proposal should be a red flag!

What better way is there to upgrade board skills and enhance corporate oversight of a major transportation company than to seek to add some board members with professional backgrounds and managerial experience in the transportation industry?

Yet, instead of embracing this proposal in the spirit it was advanced, with the objective of upgrading the board with a better balance of backgrounds and skills, NS and its outside Counsel persist in attempts to discredit me and kill my proposal.

The Company's response to my January 17 filing changes nothing, including its weak defense of misquoting me. Notice that Counsel continues to refer to my "direct assertion that management, in the view of the Proponent, was "unqualified."" They continue to use quotation marks around the word 'unqualified' even though I have shown previously that that word never appeared in my proposed resolution or supporting statement, either this year or last year! Counsel for NS tries to weasel out of this misrepresentation by saying that they were only attributing an implication to me. Yet any reasonable reading of a word or phrase in quotes, attributed to another, would surely be seen as a direct statement by that person.

This is exactly the kind of thing that Rule 14a-(i)(3) and the related provisions of Rule 14a-(9) are intended to prevent. Attribution of false quotes, and seeking, when challenged, to excuse such attributions as only implications, is misrepresentation of the first order. And because such misrepresentation is both purposeful and persistent, Counsel's intercessions on behalf of NS in this matter are fraudulent and should be disallowed.

In addition, Skadden Arps' January 30 letter presents another careless misrepresentation wherein it states: "The Proponent's Letter makes no effort to challenge, refute or distinguish the extensive authority and precedent cited in the December 19 Letter."

In fact on pages 7 - 8 of my January 17 letter, I describe in detail two pivotal differences that distinguish the incident proposal from the previously excluded precedents. To review, this proposal does not violate Rule 14a-8(i)(8) because 1) *No divergent interests are served;* and 2) *No requirement or entitlement is created* on the Company's board.

Finally, Counsel for the Company requests "the opportunity to confer with the Staff concerning these matters prior to the issuance of your response." This seems highly inappropriate. Any dialogue with the Commission Staff should include both parties and not permit the Company or its Counsel to exert influence unilaterally.

Conclusion.

This shareholder's proposal is both timely and constructive. Efforts by the Company and its Counsel to discredit me and secure approval from the Commission Staff to exclude my proposal in the annual meeting proxy materials

In fact, working so assiduously to torpedo such a proposal should be a red flag to the Commission Staff, *especially in the post-Enron context of increased emphasis on the effectiveness of corporate boards and the vital role they are* *<u>supposed to</u> play in corporate governance and protection of stockholders.*

Accordingly, I reiterate my plea that a "no action" ruling not be granted to Norfolk Southern in this case. Much that is positive and nothing harmful can result from allowing the resolution to go forward for a shareholder vote.

I also reiterate my willingness to meet or discuss this matter with the Company in a good-faith effort to resolve its objections, as I have previously conveyed by telephone to its General Counsel Joseph Dimino.

Sincerely,

copy: ~~Mr. Joseph C. Dimino~~, General Counsel
Norfolk Southern Corporation
3 Commercial Place
Norfolk, VA 23510

Mr. Harvey Pitt, Chairman
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Norfolk Southern Corporation
Incoming letter dated December 19, 2001

The proposal requests that the board of directors of Norfolk Southern "provide for shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry."

There appears to be some basis for your view that Norfolk Southern may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. In the staff's view, although the proposal appears directed at the subject of director qualifications, the proposal includes criteria toward that object that are vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Norfolk Southern omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this conclusion, we have not found it necessary to address the alternative basis for omission upon which Norfolk Southern relies.

Sincerely,

Keir D. Gumbs
Special Counsel